

September 2, 2022

David L. Lamp
President and Chief Executive Officer
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

> **Re: CVR Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated August 11, 2022**
> **File No. 001-33492**

Dear Mr. Lamp:

We have reviewed your August 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

Response dated August 11, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. Your response to prior comment 3 states that you had no material capital expenditures related to your nitrous oxide abatement and carbon dioxide sequestration projects/activities. Please provide us with quantitative information for these projects/activities for each of the periods for which financial statements are presented in your Form 10-K and for any subsequent periods.

2. We note from your response to prior comment 4 that the indirect consequences of climate-related regulation or business trends would be reflected in the prices you receive for your products. However, it is not clear how you evaluated the factors noted in our prior comment to determine their effect on demand for the products you sell. Please describe

David L. Lamp
CVR Energy, Inc.
September 2, 2022
Page 2

how the indirect consequences of regulations or business trends related to climate change were considered in your analysis and tell us how you concluded that they were not material. Your response should specifically addresses each item from our prior comment.

3. We note your response to our prior comment 5 and reissue it in part. Please provide us with quantitative information for each of the periods identified in our prior comment regarding weather-related damages to your property or operations and the cost of insurance.

4. In response to prior comment 5, you state that the physical effects of climate change have not had a material physical effect on your operations. Please provide us with additional detail explaining how you considered providing disclosure regarding:
   • the potential for the physical effects of climate change to affect your operations and results; and
   • possible indirect financial and operational impacts to you from disruptions to the operations of your customers from severe weather, including, but not limited to, decreased agricultural production capacity.

5. Your response to prior comment 6 states that you have not incurred any material compliance costs related to climate change other than those associated with the Renewable Fuel Standard and costs associated with your compliance with environmental laws. Beyond those related to compliance with the Renewable Fuel Standard, please quantify for us compliance costs incurred related to climate change for the periods noted in our prior comment.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation